Exhibit 12.1

Consolidated Communications Holdings, Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

(Dollars in thousands)

	Historical						Pro Forma
	Year Ended December 31,					Six Months Ended	Year Ended December 31,
	2010	2011	2012	2013	2014	June 30, 2015	2014

Earnings:
Income (loss) before income taxes, excluding income or loss from equity investments	$21,988	$20,710	$(10,965)	$26,674	$8,659	$(23,153)	$40,396
Plus:
Fixed charges	52,142	50,365	74,229	87,808	84,858	42,705	85,129
Distributed income from equity investments	15,600	17,200	15,000	17,900	19,800	9,300	19,800

Less:
Interest capitalized	160	135	515	1,215	1,437	756	1,437
Noncontrolling interest in pre-tax income of subsidiaries that have not incurred fixed charges	557	572	531	330	321	59	321
TOTAL EARNINGS	$89,012	$87,567	$77,218	$130,837	$111,559	$28,037	$143,567

Fixed Charges:
All interest charges, whether expensed or capitalized	$49,727	$48,261	$66,912	$84,840	$79,636	$40,091	$80,195

Amortization of debt issue costs and discount or premium relating to indebtedness, whether expensed or capitalized	1,293	1,411	6,360	2,209	4,364	1,822	3,275

Interest portion of rental expense	1,122	693	957	759	858	791	1,659
TOTAL FIXED CHARGES	$52,142	$50,365	$74,229	$87,808	$84,858	$42,705	$85,129

RATIO OF EARNINGS TO FIXED CHARGES	1.71	1.74	1.04	1.49	1.31	0.66	1.69